
January 31, 2024

Gregory A. Sigrist
Executive Vice President and Chief Financial Officer
Pathward Financial, Inc.
5501 South Broadband Lane
Sioux Falls, SD 57108

> **Re: Pathward Financial, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2023**
> **File No. 000-22140**

Dear Gregory A. Sigrist:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2023

Note 15. Capital Requirements and Restrictions on Retained Earnings, page 119

1. We note your presentation on page 120 of tangible common equity excluding AOCI, which excludes the impact of accumulated other comprehensive income (loss) ("AOCI"), represents an individually tailored accounting measure given that the adjustment to exclude AOCI has the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Therefore, please remove the presentation of this non-GAAP measure from your future filings. Refer to Question 100.04 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Victor Cecco at 202-551-2064 or John Spitz at 202-551-3484 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance